EXHIBIT 12(b)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Quarter			Six months
	ended September 30		,	ended September 30		,
(in millions)	2010	2009		2010	2009

Earnings including interest on deposits (1):
Income before income tax expense	$5,176	4,671		13,836	14,036
Less: Net income from noncontrolling interests	86	81		222	202

Income before income tax expense and noncontrolling interests	5,090	4,590		13,614	13,834
Fixed charges	2,131	2,410		6,463	8,142

	7,221	7,000		20,077	21,976

Preferred dividend requirement	189	598		548	1,856
Tax factor (based on effective tax rate)	1.52	1.42		1.52	1.46

Preferred dividends (2)	288	849		834	2,710

Fixed charges (1):
Interest expense	2,032	2,284		6,133	7,758
Estimated interest component of net rental expense	99	126		330	384

	2,131	2,410		6,463	8,142

Fixed charges and preferred dividends	2,419	3,259		7,297	10,852

Ratio of earnings to fixed charges and preferred dividends (3)	2.98	2.15		2.75	2.03

Earnings excluding interest on deposits:
Income before income tax expense and noncontrolling interests	5,090	4,590		13,614	13,834
Fixed charges	1,410	1,505		4,293	5,281

	6,500	6,095		17,907	19,115

Preferred dividends (2)	288	849		834	2,710

Fixed charges:
Interest expense	2,032	2,284		6,133	7,758
Less: Interest on deposits	721	905		2,170	2,861
Estimated interest component of net rental expense	99	126		330	384

	1,410	1,505		4,293	5,281

Fixed charges and preferred dividends	$1,698	2,354		5,127	7,991

Ratio of earnings to fixed charges and preferred dividends (3)	3.83	2.59		3.49	2.39

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	The preferred dividends, including accretion, were increased to amounts representing the pretax earnings that would be required to cover such dividend and accretion requirements.

(3)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.